SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    Form 11-K
                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



         (Mark One):
         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 X       EXCHANGE ACT OF 1934.
----     For the fiscal year ended       December 31, 1998
                                    ---------------------------

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
----     EXCHANGE ACT OF 1934.
         For the transition period from ---------- to -----------

         Commission file number       1-6047
                                --------------------



                                  GPU COMPANIES
                EMPLOYEE SAVINGS PLAN FOR NONBARGAINING EMPLOYEES
                -------------------------------------------------

                            (Full Title of the Plan)



                                    GPU, INC.
                               300 Madison Avenue
                        Morristown, New Jersey 07962-1957
                        ---------------------------------



             (Name of Issuer of the securities held pursuant to the
               Plan and address of its principal executive office)

                                  GPU COMPANIES
                EMPLOYEE SAVINGS PLAN FOR NONBARGAINING EMPLOYEES

                                      INDEX



                                                                   Pages

Independent Auditor's Report                                         1

Financial Statements:
         Statements of Net Assets Available for Plan
                  Benefits as of December 31, 1998 and 1997          2

         Statements of Changes in Net Assets Available
                  for Plan Benefits for the years ended
                  December 31, 1998 and 1997                         3

         Notes to Financial Statements                            4-12

                          INDEPENDENT AUDITOR'S REPORT




To the Administrative Committee of the
GPU Companies Employee Savings Plan
For Nonbargaining Employees:

I have audited the accompanying statements of net assets available for plan benefits of GPU Companies Employee Savings Plan for Nonbargaining Employees (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.




105 North 22nd Street
Philadelphia, Pennsylvania
May 28, 1999

                             GPU COMPANIES EMPLOYEE
                    SAVINGS PLAN FOR NONBARGAINING EMPLOYEES

                            STATEMENTS OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                           December 31, 1998 and 1997




                                               1998               1997
                                               ----               ----

 Investments in GPU Companies
          Master Savings Plan Trust,
          at fair value                      $586,971,901      $494,682,719

 Participant loans receivable                   7,428,544         8,114,382
                                             ------------      ------------

 Net assets available for plan
          benefits                           $594,400,445      $502,797,101
                                             ============      ============




                     The accompanying notes are an integral
                       part of the financial statements.

                             GPU COMPANIES EMPLOYEE
                    SAVINGS PLAN FOR NONBARGAINING EMPLOYEES

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 1998 and 1997
                                  -------------


                                                 1998             1997
                                                 ----             ----

 Balances, beginning of year                $ 502,797,101     $436,101,743
                                            -------------     ------------

 Increases:
   Contributions:
          Employee                             19,126,757       18,863,575
          Employer                              9,470,204        9,558,159
          Rollovers                               341,880          252,058

   Transfers from affiliated
          pension plans                             -            4,316,933

   Transfers from affiliated
          savings plans                           384,330          789,294

   Interest on loans                              620,870          593,504

   Net investment gain in
          GPU Companies
          Master Savings Plan Trust            96,966,136       69,966,986
                                            -------------     ------------


                                              126,910,177      104,340,509
                                              -----------      -----------


 Decreases:
   Distributions and withdrawals               35,306,833       37,645,151
                                            -------------      -----------



 Balances, end of year                      $ 594,400,445     $502,797,101
                                            =============     ============






               The accompanying  notes  are an  integral  part of the
                              financial statements.

                             GPU COMPANIES EMPLOYEE
                    SAVINGS PLAN FOR NONBARGAINING EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.      General Description of the Plan:

        The following description of the GPU Companies Employee Savings Plan for Nonbargaining Employees ("Plan") provides only general information on the provisions of the Plan in effect on December 31, 1998. Participants should refer to the Benefits Handbook, Plan document, and prospectus for a more complete description of the Plan's provisions.

                General:

        The Plan is a defined contribution plan. In general, all nonbargaining employees of GPU Companies ("Companies") are eligible to participate in the Plan if he/she is employed on a full-time basis or if the employee has completed at least 1,000 hours of service in a consecutive twelve month period.

        The Plan is intended to qualify as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A participant is eligible to transfer his account to an affiliated savings plan upon a change in his employment status.

        The Plan contains additional employer contributions and employee savings features. Participants may "rollover" distributions received from other qualified plans to the Savings Plan.

        Effective October 1, 1998, the Companies changed the Plan's trustee from Fidelity Investments to State Street Bank and Trust Company.

                Contributions:

        The Plan provides two contribution options to a participant. Subject to certain limitations set forth in the Plan, the participant may elect (1) to have his base compensation reduced by an amount equal to any whole percentage (before-tax 401(k) contributions) which is contributed on behalf of the employee by the Company; and/or (2) to contribute by payroll deduction any whole percentage of base compensation (after-tax).

                Matching Program:

        The Companies provide a matching contribution to the Plan, on behalf of each participant, in an amount up to 100% of a participant's aggregate contributions up to 4% of the participant's base salary.




                                    Continued

                                     -------

1.       General Description of the Plan, continued:

                Administrative Expenses:

        The Companies generally absorb all administrative costs of the Plan, except for Investment and Trustee Fees which are paid out of plan assets held in the trust. Investment gain in the GPU Companies Master Trust is shown net these Investment and Trustee Fees.

                Investment Funds:

       Participants may elect to have their Plan accounts invested in one or more of the following fourteen investment options:

     - Fidelity Puritan Fund: The fund seeks to obtain a balance between capital appreciation, preservation of capital and generation of income.

     - Fidelity Retirement Growth Fund: The fund seeks to provide the opportunity for significant capital appreciation.

     -    Fidelity  OTC  Portfolio  Fund:  The  fund  seeks  long-term   capital
          appreciation by investing in securities that are traded in the over-the-counter (OTC) securities market.

     - Fidelity Overseas Fund: The fund seeks long-term capital appreciation, primarily through investments in foreign securities.

     - Interest Income Fund: The return objective of the fund is to provide a higher rate of return over time than the rate of return offered by money market funds. The fund invests in a diversified portfolio of investment contracts issued by only high-quality financial institutions as well as security backed investment contracts supported by high quality fixed income securities.

     - Diversified Bond Fund: The fund seeks to match or exceed the returns of the Lehman Brothers Aggregate Index. The fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The fund invests in only high quality bonds-those rated at least BBB-by Standard & Poor's or Baa3 by Moody's Investors Service.

     - Conservative Growth Portfolio: The investment objective of the Portfolio is to provide income from fixed income securities and some growth of principal from stock funds. The Conservative Growth Portfolio has an asset allocation target of 35% equities and 65% fixed income securities.

     - Moderate Growth Portfolio: The investment objective of the Portfolio is to provide growth from stock funds and income from fixed income securities. The moderate Growth Portfolio has an asset allocation target of 60% equities and 40% fixed income securities.



                                    Continued

                                     -------

1.         General Description of the Plan, continued:

                Investment Funds, continued:

     - Aggressive Growth Portfolio: The investment objective of the Portfolio is to provide growth primarily from stock funds with a small income component. The Aggressive Growth Portfolio has an asset allocation target of 80% equities and 20% fixed income securities.

     - S&P 500 Index Fund: The Fund seeks to match the performance of the Standard & Poor's 500 Index. The Fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

     - International Equity Fund: This is an actively managed fund that seeks to outperform the performance of the Morgan Stanley Capital
          International Europe, Australia, and Far East (MSCI EAFE) Index (unhedged) by investing in common stocks of companies headquartered outside the United States.

     - Small Cap Equity Fund: This is an actively managed fund that seeks to consistently exceed the total return performance of the Russell 2500 Stock Index while maintaining a similar level of risk. The fund primarily invests in a portfolio of common stock of small-to-medium-sized domestic companies, which offer above-average growth potential.

     - GPU Stock Fund: The Fund's goal is to provide long-term growth through capital appreciation and dividend income. The Fund invests almost exclusively in GPU, Inc. common stock. A small portion of assets is invested in money market securities to meet the fund's liquidity needs. Dividends paid on the GPU stock held in this fund are used to purchase additional common shares.

     - Mutual Fund Window: The Mutual Fund Window (MFW) offers approximately 3500 mutual funds from more than 200 mutual fund families and approximately 600 no-transaction fee funds currently offered through State Street Brokerage Services, Inc.



                                    Continued

                                     -------

                 Employee Participation in the Plan:

       The number of participating employees with account balances invested in each investment option at December 31, 1998 and 1997 was as follows:

                                                  NUMBER OF PARTICIPANTS
                                                  ----------------------

       FUND #/FUND NAME                         1998                1997
       ----------------                         ----                ----
       10 Int. Income                          2,595                2,946
       20 Diversified Bond                     1,097                   NA
       30 Conserv. Growth                        184                   NA
       35 S&P 500 Index                        3,106                   NA
       40 Mod. Growth                          2,685                   NA
       45 Fidelity Puritan                       589                3,474
       50 Aggress. Growth                        578                   NA
       55 Fidelity Ret. Growth                   546                3,102
       60 Sm. Cap. Equity                      1,013                   NA
       65 Fidelity OTC                           315                1,269
       70 Internat'l Equity                      582                   NA
       75 Fidelity Overseas                      186                  727
       80 GPU Stock                            1,024                1,115
       85 Mutual Fund Window                      31                   NA
       **Fidelity Intermediate Bond               NA                1,167
       **Fidelity U.S. Equity Index               NA                1,206
       **Fidelity Asset Manager Income            NA                  133
       **Fidelity Asset Manager                   NA                  213
       **Fidelity Asset Manager Growth            NA                  509

       **No fund number was assigned to this investment option
       NA Investment option was not available at year end

        The total number of participants in the Plan at December 31, 1998 and 1997 was 5,252 and 6,027, respectively, which was less than the sum of the number of participants shown in the schedule above because many participants were participating in more than one option.

                Participant Accounts:

        Each participant's account is credited with the participant's own contributions and with the matching contributions made by the Company with respect to the participant's contributions. Each account maintained for a participant also reflects the number of shares of each mutual fund, the number of shares of GPU stock, and the number of units of interest in the Interest Income Fund, in which the balance of that account is invested. All income, gain or loss attributable to the investment of the balance of any account maintained for a participant is recorded to that account.

                Vesting:

        Participants are 100% vested at all times in their Plan accounts.


                                    Continued

                                     -------

                Distributions and Withdrawals:

        A participant's Plan account balances become distributable upon termination of the participant's employment for any reason. Distributions of account balances in excess of $5,000 may be deferred, at the participant's election, up to age 70 1/2. If distribution of a participant's account has not otherwise started, it must begin by April 1st following the year in which the participant attained age 70 1/2. Distributions generally are in the form of a single lump sum payment. The Plan permits withdrawals of account balances in the event of financial hardship or disability as defined in the Plan. A complete description of the Plan's terms and conditions for employee distributions and withdrawals can be found in the Plan document.

                Loans to Participants:

        The Plan provides that loans may be made to a participant from the participant's account balance subject to certain conditions. The minimum amount of each loan is $1,000 with the maximum being $50,000, or certain lesser amounts as described in the Plan. Interest on the loan is credited to the participant's account. The rate is determined periodically by the Administrative Committee, based on current commercial rates. The interest rates for loans in excess of four years and ten months were 7.22% and 7.82%, and the interest rates for loans four years and ten months or less were 8.87% and 7.87% at December 31, 1998 and 1997, respectively.

                Plan Termination:

        The GPU Companies reserve the right at any time to modify, suspend, amend or terminate the Plan. However, the GPU Companies cannot do so in such a manner that would cause or permit any part of the Plan's assets to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries.

2.      Summary of Significant Accounting Policies:

                Valuation of Investments:

        The amounts shown herein as the investment in the GPU Companies Master Savings Plan Trust reflect the fair value of the assets held in such Trusts and the Plan's relative interest in the Trusts. The Plan's participation is measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.) experienced by the Plan during the valuation period. Investment income, net realized gain (loss) on investments and net unrealized appreciation (depreciation) of investments are allocated to each participating plan based upon its accumulated monthly balance for each investment option (see Note 3).

        The net investment gain from the GPU Companies Master Savings Plan Trust for the years ended December 31, 1998 and 1997, respectively, which is presented in the Statement of Changes in Net Assets Available for Plan Benefits, consists of interest and dividend income and the net appreciation (depreciation) in the fair value of investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments in the GPU Companies Master Savings Plan Trust.

                                    Continued

                                     -------

                  Valuation of Investments, continued:

         The fair market value of assets held by the Trust are determined as follows: Stocks and bonds are valued at their closing market prices on the last business day of the year. Short-term group trust funds and insurance contracts are valued at cost plus accrued interest which approximates market.

                  Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and
         disclosures.   Accordingly,   actual  results  may  differ  from  those
         estimates.

                  Reclassifications:

         Certain prior year amounts have been reclassified to conform to the 1998 presentation. These changes had no impact on previously reported net assets.

3.       Investments:

         The investments reflected in the December 31, 1998 and 1997 Statements of Net Assets Available for Plan Benefits represent the Plan's 66.11% and 67.44% share, respectively, of total investments held in the GPU Companies Master Savings Plan Trust at December 31, 1998 and 1997. At December 31, 1998 and 1997, the total fair value of investments held in the GPU Companies Master Savings Plan Trust are summarized as follows:

                                                        1998              1997
                                                        ----              ----
         Aggressive Growth Portfolio           $ 20,216,125                 NA
         Fidelity Retirement Growth Fund         59,489,456*      $187,944,826*
         Small Cap Equity Fund                   32,580,387                 NA
         Fidelity OTC Portfolio Fund             19,301,413         39,107,662*
         International Equity Fund               10,845,885                 NA
         Fidelity Overseas Fund                   4,402,532         12,710,057
         GPU Stock Fund  24,076,904                                 23,974,703
         Mutual Fund Window                       2,843,205                 NA
         Interest Income Fund                   185,931,322*       170,645,706*
         Diversified Bond Fund                   27,650,755                 NA
         Conservative Growth Portfolio            6,824,143                 NA
         S&P 500 Index Fund                     257,907,002*                NA
         Moderate Growth Portfolio              178,609,215*                NA
         Fidelity Puritan Fund                   57,164,483*       213,000,893*
         Fidelity Intermediate Bond Fund                 NA         24,702,804
         US Equity Index Fund                            NA         42,325,839*
         Fidelity Asset Manager-Income Fund              NA          1,803,399
         Fidelty Asset Manager Fund                      NA          5,002,929
         Fidelity Asset Manager Growth Fund              NA         12,250,177
                                             --------------       ------------

         Total Investments at fair value       $887,842,827       $733,468,995
                                               ============       ============

         Total Investments at cost             $796,813,185       $692,066,105
                                               ============       ============

     * These investments represent 5% or more of the net assets available for benefits.

                                    Continued


                 NOTES TO THE FINANCIAL STATEMENTS, Continued

3.   Investments, Continued:

Based on participant investment options at December 31, 1998 and 1997, the Plan's investments were allocated as follows:

                                               1998              1997
                                             % by Fund        % by Fund
                                             ---------        ---------

10 Interest income                             20.59%            22.00%
20 Diversified Bond                             3.44%               NA
30 Conservative Growth                          0.72%               NA
35 S&P 500 Index                               29.16%               NA
40 Moderate Growth                             21.20%               NA
45 Fidelity Puritan                             6.06%            30.00%
50 Aggressive Growth                            2.29%               NA
55 Fidelity Retirement Growth                   5.75%            24.00%
60 Small Cap. Equity                            3.95%               NA
65 Fidelity OTC                                 2.21%             6.00%
70 International Equity                         1.35%               NA
75 Fidelity Overseas                              **              2.00%
80 GPU Stock                                    2.44%             3.00%
85 Mutual Fund Window                             **                NA
NA Fidelity Intermediate Bond                     NA              4.00%
NA Fidelity US Equity Index                       NA              6.00%
NA Fidelity Asset Manager Income                  NA                **
NA Fidelity Asset Manager                         NA              1.00%
NA Fidelity Asset Manager Growth                  NA              2.00%

** Investment option represents less than .5% of the total investments. NA investment option was not available in plan year shown above.

For the years ended December 31, 1998 and 1997, the changes in the accounts of the GPU Companies Master Savings Trust, respectively, are summarized as follows:

                                      Fidelity                   Fidelity
                                     Retirement    Fidelity    Intermediate   Interest                      OTC
                                    Growth Fund  Puritan Fund    Bond Fund   Income Fund    GPU Stock      Port.
                                    -----------  ------------    ---------   -----------    ---------      -----
Fund

Investments, December 31, 1996     $170,592,916  $172,763,691  $24,489,489  $174,420,637   $19,603,697  $24,964,812
                                    -----------   -----------   ----------    -----------    ---------- -----------
Increases:
   Employee contributions            11,535,562    10,786,762    1,541,235     8,892,142     1,553,983   3,049,017
   Employer contributions             3,402,725     3,429,961      551,828     2,670,995       453,630     845,131
   Transfers from affiliated
          pension plans               1,737,001     1,740,135      255,273     4,375,189       188,678     622,039
   Transfers between
          investment funds          (17,811,426)   (1,315,832)  (2,257,784)  (11,440,929)   (2,181,242)  8,330,752
   Interest on loans                    276,249       237,508       32,495       225,043        41,342      64,085
   Net investment gain               29,586,890    38,564,647    1,779,609    11,260,426     5,935,767   2,791,373
                                    -----------   -----------   ----------   -----------    ----------   ---------
                                     28,727,001    53,443,181    1,902,656    15,982,866     5,992,158  15,702,397
                                    -----------   -----------   ----------   -----------    ----------  ----------
Decreases:
   Distributions and withdrawals     11,375,091    13,205,979    1,689,341    19,757,797     1,621,152   1,559,547
                                    -----------   -----------   ----------   -----------    ----------  ----------
Investments, December 31, 1997     $187,944,826  $213,000,893  $24,702,804  $170,645,706   $23,974,703 $39,107,662
                                    ===========   ===========   ==========   ===========    ==========   =========
Increases:
   Employee contributions             9,196,535     8,739,103    1,037,323     6,139,913     1,216,160   2,686,261
   Employer contributions             2,719,436     2,713,781      373,467     1,931,303       375,746     729,367
   Transfers from affiliated
     pension plans                      877,900       690,166       87,787     1,686,226        50,699     237,581
   Transfers between
     investment funds               (4,271,782)  (16,809,465)     946,584     14,924,064    (1,756,221) (1,996,740)
   Interest on loans                    225,070       183,916       22,274       147,794        33,459      53,138
   Net investment gain               21,141,314     7,698,420    1,766,493     8,140,794       981,960   3,117,702
                                    -----------   -----------   ----------   -----------    ----------  ----------
                                     29,888,473     3,215,921    4,233,928    32,970,094       901,803   4,827,309
                                    -----------   -----------   ----------   -----------    ----------  ----------
 Decreases:
   Distributions and
     withdrawals                      8,460,989     9,851,412    1,123,297    13,763,442     1,178,926   1,372,584
                                    -----------   -----------   ----------   -----------    ----------  ----------
   Investment transfer to
     State Street
     Bank on
     September 30, 1998             209,372,310   206,365,402   27,813,435   189,852,358    23,697,580  42,562,387
                                    -----------   -----------   ----------   -----------    ----------   ---------
Investments, October 1, 1998       $     -       $     -       $    -        $     -        $    -        $  -
                                    ===========   ===========   ==========   ===========    ==========  ==========

                                       10a




                  NOTES TO THE FINANCIAL STATEMENTS, Continued



                                                                                                 Fidelity
                                    Overseas     Asset Manager  Asset Manager    Asset Manager   US Equity
                                     Fund          Fund         Growth Fund      Income Fund     Index Fund     Total
                                    -----------  ------------   ------------    ------------   ------------ ------------

Investments,
December 31, 1996 (Cont'd.)         $ 7,383,853    $2,944,880  $ 4,430,209     $  714,957     $15,918,255   $618,227,396
                                     ----------     ---------   ----------      ---------      ----------   ------------


Increases:
   Employee contributions             1,126,521       321,601      877,774        127,029       2,527,329     42,338,955
   Employer contributions               318,430       110,872      269,950         44,294         784,046     12,881,862
   Transfers from
     affiliated pension plans           273,328       146,239      175,504         38,728         405,177      9,957,291
   Transfers between
     investment funds                 3,318,075     1,199,905    4,639,362        858,401      16,660,718            -
   Interest on loans                     23,168         4,057       18,703          2,770          42,599        968,019
   Net investment gain                  895,221       843,080    2,037,485        152,886       8,062,850    101,910,234
                                     ----------     ---------   ----------      ---------      ----------   ------------

                                      5,954,743     2,625,754    8,018,778      1,224,108      28,482,719    168,056,361
                                     ----------     ---------   ----------      ---------      ----------   ------------



Decreases:
   Distributions and withdrawals        628,539       567,705      198,810        135,666       2,075,135     52,814,762
                                     ----------     ---------   ----------      ---------      ----------      ---------


Investments,
     December 31, 1997 (Cont'd.)    $12,710,057    $5,002,929  $12,250,177     $1,803,399     $42,325,839   $733,468,995
                                     ==========     =========   ==========      =========      ==========    ===========


Increases:
   Employee contributions               936,160       320,130      993,592        127,776       2,864,236     34,257,189
   Employer contributions               279,070       101,418      292,960         44,982         872,915     10,434,445
   Transfers from
     affiliated pension plans            66,924        41,543       94,021          -             170,001      4,002,848
   Transfers between
     investment funds                  (201,588)      136,082       (5,429)     1,335,439       7,699,056          -
   Interest on loans                     22,513         6,416       19,549          2,509          50,729        767,367
   Net investment gain                 (758,581)       83,335      209,759        123,736       1,975,576     44,480,508
                                     ----------     ---------   ----------      ---------      ----------    -----------

                                        344,498       688,924    1,604,452      1,634,442      13,632,513     93,942,357
                                     ----------     ---------   ----------      ---------      ----------     ----------

Decreases:
   Distributions
     and withdrawals                    364,697       439,128      885,601        138,106       1,818,204     39,396,386
                                     ----------     ---------   ----------      ---------      ----------     ----------

   Investment transfer
     to State Street
     Bank on
     September 30, 1998              12,689,858     5,252,725   12,969,028      3,299,735      54,140,148    788,014,966
                                     ----------     ---------   ----------      ---------      ----------    -----------




Investments, October 1, 1998        $    -         $   -       $    -          $   -          $    -         $    -
                                     ==========     =========   ==========      =========      ==========     ==========


                                       10b



                  NOTES TO THE FINANCIAL STATEMENTS, Continued


                             Fidelity
                            Retirement     Fidelity     Diversified     Interest               Fidelity     Overseas
                           Growth Fund   Puritan Fund    Bond Fund*    Income Fund  GPU Stock  OTC Fund*      Fund
                           -----------   ------------    ----------    -----------  ---------  ---------     ------
Investments,
     October 1, 1998       $      -      $      -       $     -      $      -      $     -     $     -    $    -
                           ===========   ===========     ==========  ===========   ==========  ==========  =========
Increases:
   Employee contributions  $    665,500  $    607,063   $   307,299  $ 1,562,958  $  315,198 $   231,084      $90,893
   Employer contributions       191,049       187,795       117,634      836,269     106,979      67,909       26,647
   Transfers from
     affiliated
     pension plans               59,888        57,116         -          245,206      25,609       -               -
   Transfers between
     investment funds           940,622      (278,159)      225,038   (4,091,277)   (805,174)   (142,617)    (377,352)
   Interest on loans             17,251        12,058         8,155       52,524      10,803       7,007        2,611
   Net investment gain       10,610,828     6,404,774       (42,701)   2,728,959   1,196,525   4,305,344      704,557
   Investment transfer
     from State Street
     Bank on September 30,
     1998                    48,164,843    50,593,469    27,759,151  190,336,448  23,670,524  14,947,188    4,021,733
                            -----------   -----------    ----------  -----------  ----------  ----------  -----------
                             60,649,981    57,584,116    28,374,576  191,671,087  24,520,464  19,415,915    4,469,089
                            -----------   -----------   ----------   -----------  ----------  ----------   ---------
Decreases:
   Distributions
   and withdrawals            1,160,525       419,634       723,821    5,739,765     443,558     114,503       66,557
                            -----------    ----------    ----------  -----------  ----------  ----------    ---------
Investments,
December 31, 1998          $ 59,489,456  $ 57,164,482   $27,650,755 $185,931,322 $24,076,906 $19,301,412   $4,402,532
                            ===========   ===========    ==========  ===========  ==========  ========== ============
                                                                        Small                   Mutual   Aggressive
                            Conservative     S&P 500     Moderate     Capital     International Fund       Growth
                            Growth Fund*   Index Fund*  Growth Fund* Equity Fund*  Equity Fund* Window*    Fund*          Total
                            ------------   -----------  -------------------------  --------------------    -----          -----
Investments,
October 1, 1998            $      -      $     -       $       -     $     -      $     -      $   -      $    -       $     -
                            ===========   ===========   ===========  ===========  ==========  ========== ===========   ============
Increases:
(Cont'd.)
   Employee
contributions                    46,083  $  2,985,213  $  1,946,550  $   606,566  $  200,432 $     -        $ 310,260  $  9,875,099
   Employer
     contributions               18,901     1,019,179       697,204       92,145      69,729       -          109,942     3,541,382
   Transfers from
     affiliated
     pension plans               40,845        75,674        56,020       20,518       5,263       -           14,579       600,718
   Transfers between
     investment
     funds                    3,314,783    (3,785,881)   (1,600,892   (1,119,866)    440,609   2,696,437    4,583,729         -
   Interest on loans                966        79,293        54,050       13,232       4,873        -           6,975       269,798
   Net investment gain          335,281    45,915,369    19,623,462    5,713,648   1,576,980     146,768    2,435,336   101,655,130
   Investment transfer
     from State Street
     Bank on
     September 30, 1998       3,300,012   215,173,640   160,787,906   27,619,148   8,667,836       -       12,973,068   788,014,966
                            -----------   -----------   -----------  -----------  ----------  ----------  -----------   -----------
                              7,056,871   261,462,487   181,564,300   32,945,391  10,965,722   2,843,205   20,433,889   903,957,093
                            -----------   -----------   -----------  -----------  ----------  ----------  -----------   -----------
Decreases:
   Distributions and
     withdrawals                232,728     3,555,484     2,955,086      365,005     119,836        -         217,764    16,114,266
                            -----------   -----------   -----------  -----------  ----------  ----------    ---------   -----------
Investments,
December 31, 1998          $  6,824,143  $257,907,003  $178,609,214 $ 32,580,386 $10,845,886  $2,843,205  $20,216,125  $887,842,827
                            ===========   ===========   ===========  ===========  ========== ==========   ===========  ============
*  Represents new investment options available in Master Trust under State Street Bank




                                       10c


                  NOTES TO THE FINANCIAL STATEMENTS, Continued


3.   Investments, Continued:

The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1998 were as follows:

                                     Fidelity                         Fidelity
                                    Retirement      Fidelity        Intermediate    Interest                       OTC
                                    Growth Fund    Puritan Fund       Bond Fund    Income Fund    GPU Stock    Port. Fund
                                    -----------    ------------       ---------    -----------    ---------    ----------

Dividends                            $ 5,875,950     $21,028,204      $1,172,868       -         $1,188,760    $2,702,555
Interest income                            -               -               -        $ 8,140,794       4,416        -
Net appreciation (depreciation)
   in fair value of investments       25,876,192      (6,925,010)        593,625      2,728,959     985,309     4,720,491
                                      ----------      ----------       ---------     ----------   ---------     ---------


     Net investment gains/(losses)   $31,752,142     $14,103,194      $1,766,493    $10,869,753    $2,178,485  $7,423,046
                                      ==========      ==========       =========     ==========     =========  ==========


The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1997 were as follows:


                                        Fidelity                      Fidelity
                                       Retirement      Fidelity     Intermediate    Interest                      OTC
                                      Growth Fund    Puritan Fund     Bond Fund    Income Fund    GPU Stock      Port.
                                      -----------    ------------     ---------    -----------    ---------      -----
Fund

Dividends                            $32,367,031     $16,944,385      $1,558,632          -      $1,092,416   $2,671,877
Interest income                            -               -               -        $11,260,426       -              -
Net appreciation (depreciation)
   in fair value of investments       (2,780,141)     21,620,262         220,977          -       4,843,351      119,496
                                      ----------      ----------       ---------     ----------   ---------   ----------

     Net investment gains            $29,586,890     $38,564,647      $1,779,609    $11,260,426  $5,935,767   $2,791,373
                                      ==========      ==========       =========     ==========   =========   ==========


*    Represents new investment options available in Master Trust under State Street Bank





                                       11a



                  NOTES TO THE FINANCIAL STATEMENTS, Continued



3.   Investments, Continued:

The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1998 were as follows (Cont'd.):

                                                                                                   Fidelity
                                      Overseas      Asset Manager  Asset Manager   Asset Manager   US Equity   International
                                         Fund            Fund        Growth Fund    Income Fund    Index Fund    Equity Fund*
                                      --------      -------------  -------------    -----------    ----------   ------------

Dividends                            $    85,084     $   130,370           -        $    71,779          -             -
Interest income                             -              -               -               -             -             -
Net appreciation (depreciation)
   in fair value of investments         (139,108)        (47,035)     $  209,759         51,957  $1,975,576  $  1,576,980
                                      ----------      ----------       ---------     ----------   ---------  ------------


     Net investment gains/(losses)   $   (54,024)    $    83,335      $  209,759    $   123,736  $1,975,576   $ 1,576,980
                                      ==========      ==========       =========     ==========   =========   ============


The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1997 were as follows (Cont'd.):

                                                                                                    Fidelity
                                      Overseas      Asset Manager    Asset Manager  Asset Manager  US Equity
                                         Fund            Fund          Growth Fund   Income Fund   Index Fund      Total
                                         ----            ----          -----------   -----------   ----------      -----

Dividends                            $   627,790     $   108,071      $  444,772    $ 1,277,646       -      $ 57,092,620
Interest income                            -               -               -               -          -        11,260,426
Net appreciation (depreciation)
   in fair value of investments          267,431          44,815         398,308        759,839  $8,062,850    33,557,188
                                      ----------      ----------       ---------     ----------   ---------  ------------

     Net investment gains            $   895,221     $   152,886      $  843,080    $ 2,037,485  $8,062,850  $101,910,234
                                      ==========      ==========       =========     ==========   =========  ============


*    Represents new investment options available in Master Trust under State Street Bank





                                       11b



                  NOTES TO THE FINANCIAL STATEMENTS, Continued



3.   Investments, Continued:

The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1998 were as follows (Cont'd.):


                         Mutual Fund  Aggressive  Conservative     S&P 500       Moderate    Small Capital  Diversified
                            Window*  Growth Fund* Growth Fund*   Index Fund*    Growth Fund* Equity Fund*   Bond Fund*    Total
                            -------  -------------------------   -----------    -------------------------   ----------    -----

Dividends                       -         -               -            -             -            -               -    $ 32,255,570
Interest income          $   146,768      -               -            -             -            -               -       8,291,978
Net appreciation
    (depreciation)
     in fair
     value of
     investments                -    $ 2,435,336   $  335,281    $45,915,369    $19,623,462 $ 5,713,648    $ (42,701)   105,588,090
                          ----------  ----------    ---------     ----------     ----------    -----------   ---------- -----------

    Net investment
      gains/(losses)     $   146,768 $ 2,435,336   $  335,281    $45,915,369    $19,623,462 $ 5,713,648    $ (42,701)  $146,135,638
                          ==========  ==========    =========     ==========     ==========  ===========   ==========   ===========


* Represents new investment options available in Master Trust under State Street Bank.


                                       11c


                                  -------------

4.       Party-In-Interest Transactions

         Certain Plan investments are, and were, shares of mutual funds managed by State Street Bank and formerly Fidelity Investments. State Street Bank is, and Fidelity Investments was, the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

5.       Tax Status

         The Plan obtained its latest determination letter on June 19, 1998, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, due to moderate modifications, the plan administrator believes that the plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.

                                  GPU COMPANIES
                EMPLOYEE SAVINGS PLAN FOR NONBARGAINING EMPLOYEES






Signature                                                   Page 2



Consent of Independent Accountant                           Exhibit 23


Report on Audits of Financial Statements                    Exhibit 28
     for the Years Ended December 31, 1998
     and 1997

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                    GPU, INC.

                                    GPU COMPANIES
                                    Employee Savings Plan for
                                    Nonbargaining Employees




Date:  June 29, 1999                By:  /s/ C. B. Snyder
                                        ------------------------
                                        C. B. Snyder
                                        Chairperson
                                        Administrative Committee




                                        2